Exhibit C

[FRANK CRYSTAL & COMPANY LOGO]

May 30, 2012

Arden-Sage Triton Fund, LLC, et al
375 Park Avenue, 32nd Floor
New York, NY 10152

Re:	Arden-Sage Triton Fund LLC
Arden-Sage Multi-Strategy TEI Institutional Fund LLC
Arden-Sage Multi-Strategy Fund LLC
Arden-Sage Multi-Strategy Institutional Fund LLC
Arden-Sage Multi-Strategy Master Fund LLC

Registered Management Investment Company Bond Effective Period: May 12, 2012 to May 12, 2013

Dear Trustees,

As requested, I have examined the Registered Management Investment Company Bond limit of liability requirements, as prescribed by SEC Rule 17g-1, for the funds insured under the St. Paul Fire and Marine Insurance Company Bond No. ZBN-14R42616-12-N2. This analysis is based upon the total asset value of each Master fund, as stated in the relevant renewal application.

The results of the analysis are as follows:

Fund	Asset Value	Required Limit
Arden-Sage Multi-Strategy Master Fund, LLC	$282,700,000	$750,000
	Total Required Limit:	$750,000

Arden Sage has elected to purchase a bond limit in excess of that required at the trust level (displayed above) in order to maintain an increased coverage limit based upon the individual fund assets.

Fund	Asset Value	Required Limit
Arden-Sage Triton Fund LLC	$57,800,000	$400,000
Arden-Sage Multi-Strategy TEI Institutional Fund LLC	$38,300,000	$350,000
Arden-Sage Multi-Strategy Fund LLC	$147,900,000	$525,000
Arden-Sage Multi-Strategy Institutional Fund LLC	$36,700,000	$350,000
Total Required Limit:		$1,625,000

The limit of liability under the current Bond, effective from May 12, 2012 to May 12, 2013, is $1,750,000. Therefore, in accordance with the calculations above, the limit amount is sufficient to meet the requirements of SEC Rule 17g-1.

Sincerely,

/s/ Craig Vicidomino

Graig Vicidomino
Account Executive

cc:	Robert Duran, Senior Managing Director